SUB-ITEM 77I
                       TERMS OF NEW OR AMENDED SECURITIES

Prior to August 16, 2004, a shareholder of Winslow Green Growth Fund was assessed a 1.00% redemption fee if shares were liquidated within 15 days of their purchase. Effective August 16, 2004, a Fund shareholder that redeems shares within 90 days of their purchase is charged a 2.00% redemption fee.